UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 14D‑9
(Rule 14d‑101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

ENERNOC, INC. (Name of Subject Company)
ENERNOC, INC. (Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)
292764107
(CUSIP Number of Class of Securities)

Timothy Healy
Chief Executive Officer
EnerNOC, Inc.
One Marina Park Drive, Suite 400
Boston, Massachusetts 02210
(617) 224-9900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

Miguel Vega, Esq. Barbara L. Borden, Esq. Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02216 (617) 937-2300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On June 22, 2017, EnerNOC, Inc. (“EnerNOC”) issued a press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Pine Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Enel Green Power North America, Inc. (“Parent”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of EnerNOC common stock for $7.67 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into EnerNOC (the “Merger”).
This Schedule 14D-9 filing consists of the following document relating to the proposed Offer and Merger:

(i)	Press Release of EnerNOC, dated June 22, 2017.
(ii)	Email to EnerNOC employees, first sent on June 22, 2017.
(iii)	Form of email to EnerNOC customers, first sent on June 22, 2017.

Additional Information about the Transaction and Where to Find It
The Offer has not yet commenced. This filing and the attached exhibits are neither an offer to buy nor a solicitation of an offer to sell any securities of EnerNOC. The solicitation and the offer to buy shares of EnerNOC’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Purchaser, Parent, and Enel S.p.A., the parent of Parent, intend to file with the Securities and Exchange Commission (the “SEC”). In addition, EnerNOC will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, investors will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of EnerNOC on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov or from the information agent and dealer manager named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by EnerNOC under the “Investors” section of EnerNOC’s website at www.enernoc.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of EnerNOC and any amendments thereto, as well as any other documents relating to the Offer and the Merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the Offer because they contain important information, including the terms and conditions of the Offer.
Forward-Looking Statements
Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the sale of EnerNOC and any statements relating to EnerNOC’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of EnerNOC, Purchaser and Parent to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of EnerNOC’s stockholders will tender their shares of common stock in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions of EnerNOC’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and other uncertainties pertaining to EnerNOC’s business, including those detailed in EnerNOC’s public filings with the SEC from time to time, including EnerNOC’s most recent Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. EnerNOC expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Exhibit Index

Exhibit No.	Description

99.1	Press Release of EnerNOC, dated June 22, 2017.

99.2	Email to EnerNOC employees, first sent on June 22, 2017.

99.3	Form of email to EnerNOC customers, first sent on June 22, 2017.

3.